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                                  May 21, 2007

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

    Re:   INTER-ATLANTIC FINANCIAL, INC.
          AMENDMENT NO. 2 TO
          REGISTRATION STATEMENT ON FORM S-1
          FILED FEBRUARY 13, 2007
          FILE NO. 333-140690

Ladies and Gentlemen:

      On behalf of Inter-Atlantic Financial, Inc. (the "Company"), we are electronically transmitting hereunder a conformed copy of Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-1 filed on April 18, 2007 (the "Registration Statement"). Marked copies of this filing are being sent via overnight mail to John Reynolds and Timothy Geishecker.

      This letter is being filed in response to the Securities and Exchange Commission's ("SEC's") comments dated May 14, 2007.

      In this letter, we have listed the SEC's comments in italics and have followed each comment with the Company's response. Page number references refer to the specific pages of the marked copy of Amendment No. 2.

      We note that we have not responded to SEC comments 35-38 because the SEC informed us that they were inadvertently included in the comment letter.

Prospectus Cover Page

1. We reissue comment three from our letter dated March 29, 2007. We continue to note the disclosure that you will "focus" on identifying a prospective business in or related to the financial services industry. This does not appear to limit the company to the financial services industry, as indicated in your supplemental response. Either revise the disclosure throughout the prospectus to clearly state that you are limited to this industry or provide clear disclosure on the cover page and throughout the prospectus that you are not limited to this industry. In addition, as previously requested, remove the more detailed information about the financial services industry throughout the prospectus, including industry specific risks, if you are not limited to this industry. Lastly, the focus

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 2

      on the competitive advantages relating to this industry should be removed, if you are not limited to this industry. We may have further comment.

      RESPONSE: Pursuant to the SEC's comment, we have revised the disclosure on the cover page and on pages 1, 2, 31, 42, 45 and 46 to state that the Company will acquire a prospective target business in the financial services industry or related businesses.

Prospectus Summary, page 1

2. Provide the basis for the statement that "we believe there are numerous potential target companies outside the United States that may have greater growth potential and lower valuations than similar businesses within the United States" and that "there are opportunities to replicate successful United States financial technology business models internationally," especially in light of the disclosure that you have not taken any steps in furtherance of your business plan. We may have further comment.

      RESPONSE: Pursuant to the SEC's comment, we have deleted the disclosure on page 2 and 46.

3. We reissue comment seven from our letter dated March 29, 2007. We continue to note the disclosure that "through their work with Inter-Atlantic Group our officers and directors have acquired substantial knowledge about private financial services companies." Clarify in the prospectus whether this knowledge includes companies that are looking to be acquired or that are looking to become public, and therefore may be looking for a vehicle to become public. Clarify what role the current knowledge of officers and directors will play in the search for a target business. Clarify whether the company may utilize knowledge that the officers, directors, affiliates and employees of Inter-Atlantic had before the completion of the initial public offering, after the IPO in the search for a target business. Clarify whether existing shareholders are aware of any business opportunities that may be presented to the company after the completion of the IPO. We may have further comment.

      RESPONSE: Pursuant to the SEC's comment, we have revised the disclosure on page 5 and 48 to state that our officers and directors are not aware of any potential target businesses; however, their general knowledge and experience with financial service companies will play a role in evaluating potential target businesses. In other words, the Company's officers and directors will be using the general industry expertise in evaluating potential target businesses subsequent to the initial public offering. The Company's officers, directors and existing shareholders are currently unaware of any business opportunities that may be presented to the Company's managment after consummation of the Company's initial public offering.

4. We reissue comment nine from our letter dated March 29, 2007. We note the disclosure here and in your discussion of your business that no one has "on your behalf' engaged in any efforts to locate a target. Considering the background of your management

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 3

      members, clarify whether it is possible that they are or may become aware of opportunities in their separate capacities prior to the completion of the IPO that may be directed to the company after the completion of the IPO. Considering you are selling your plan to acquire a business and nothing more, your initial shareholders' knowledge and motivations in taking part in this company are material to the public's understanding of the company. Please revise to disclose all material knowledge in this prospectus.

      RESPONSE: Management members have not become aware of opportunities in their separate capacities. As a result, there is nothing material to disclose with respect to the knowledge of the Company's management.

5. We partially reissue comment ten from our letter dated March 29, 2007. Please identify the officers, directors and affiliates that have agreed to purchase warrants in the private placement. Also, clarify the nature of the affiliation.

      RESPONSE: The officers and directors collectively will purchase all of the warrants offered in the private placement transaction. Each of the Company's officers and directors has agreed to participate in the private placement. We have revised the disclosure on the cover page and pages 6, 69, F-9 and II-4 accordingly.

6. Remove promotional statements throughout the prospectus. We note many statements, such as the one on page five where you discuss the excellent track record of your funds, and appear to imply that based upon the past results, the results from this company will be similar. Given the lack of commencement of your business plan and therefore the lack of information regarding a potential target business, such statements appear promotional.

      RESPONSE: Pursuant to the SEC's comment, we have removed the disclosure on pages 5 and 48 of the Registration Statement referencing the track record of the funds. In addition, we have removed the promotional statements on pages 6 and 50 with respect Inter-Atlantic Group's portfolio companies.

7. We reissue comment 11 from our letter dated March 29, 2007. We continue to note the disclosure regarding the portfolio company investments most similar to the company's financial technology acquisition strategy. The specific disclosure regarding these investments could appear to imply that this company will achieve similar results. Given the current stage of the company and the lack of any steps to identify a target business, such disclosure appears promotional, does not appear relevant, and should be removed.

      RESPONSE: As discussed in our response to SEC comment number 6, we have removed the promotional statements on pages 7 and 50 with respect to Inter-Atlantic Group's portfolio companies. We believe that some disclosure of the portfolio companies is relevant because it evidences industry expertise.

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 4

8. We note the affiliations with Inter-Atlantic Group. Clarify whether any of the companies that Inter-Atlantic has a financial interest in may be considered as target companies by Inter-Atlantic Financial Inc. We may have further comment.

      RESPONSE: The Company will not consider any companies in which Inter-Atlantic previously had or currently has a financial interest in. The Company has revised the disclosure on pages 6, 49 and 68 accordingly.

9. We note the right of first refusal upon consummation of this offering with respect to companies in the financial services industry that have a fair market value equal to or in excess of 80% of the trust. Clarify whether this right of first refusal, to commence upon consummation of this offering, will cover businesses that Inter-Atlantic Group or its employees were aware of prior to the completion of the IPO. Lastly, file the right of first refusal as an exhibit. We may have further comment.

      RESPONSE: The Company will not seek a business combination with a company that Inter-Atlantic Group or its employees becomes aware is for sale prior to the initial public offering. In addition, the right of first refusal will not commence until the consummation of the offering. We have added additional disclosure on pages 50 and 68 accordingly. Please refer to
      Section 5 of the form of insider's letter filed as Exhibit 10.1 for the language with respect to the right of first refusal. In addition, we have included the right of first refusal language in the form of insider's letter attached as Exhibit 10.2.

10. Clarify all of the "certain" limited circumstances when founders are permitted to transfer their shares. You currently appear to give some example, but this list does not appear to cover all such circumstances.

      RESPONSE: Pursuant to the SEC's comment, we have clarified the language on page 7 of the Registration Statement accordingly.

11. We reissue comment 13 from our letter dated March 29, 2007. We note that the conversion rights are available up to 29.99% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this increase in the conversion as compared to traditional SPACs so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC. Add a risk factor clarifying that this is different from the traditional SPAC structured transaction and discuss the fact that this change makes it more likely the business combination will be approved, even if a significant number of shareholders do not approve the transaction. Provide clear disclosure throughout the prospectus that this will make it easier for a business combination to be approved. We may have further comment.

      RESPONSE: Pursuant to the SEC's comment, we added a risk factor on page 18 and added disclosure on pages 12, 16, 41, 44, 54, 73 and 78.

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 5

12. We reissue comment 16 from our letter dated March 29, 2007. We continue to note that the revolving line of credit is subordinate to the public stockholders receiving a minimum of $7.76 per share. Clarify in the prospectus how this works. Will the line of credit be used to reach this minimum if funds are available pursuant to the line of credit? We note that the line of credit is subordinate to public stockholders receiving this minimum amount but then you state that the line of credit will have no recourse against the trust. So if the trust would provide more than $7.76 per share to these stockholders, clarify, whether the interest earned on the trust would be available to repay the amount due under the line of credit.

      RESPONSE: The repayment of the $500,000 subordinated revolving line of credit prior to the consummation of the business combination will be payable solely from interest earned on the trust account, solely to the extent that there is more than $7.76 per share in the trust account. The line of credit is designed to provide working capital and will not be used to provide funds to the trust account in order to reach the $7.76 per share in the trust account. We have revised the disclosure on page 14 accordingly.

13. We note your response to comment 19 from our letter dated March 29, 2007 that if sufficient funds are not available to pay the costs of dissolution and liquidation, that the officers and directors, excluding Mr. Galasso, have agreed to indemnify the company. We are unable to locate this disclosure on page 15, as indicated in your response. Also, please file this agreement as an exhibit, as it does not appear to be a term of the agreement filed as exhibit 10.1.

      RESPONSE: Pursuant to the SEC's comment, we have added additional disclosure on pages 15 and 21. In addition, we have filed a separate form of insider's letter, to be signed by Stephen Galasso, as Exhibit 10.2 to the Registration Statement.

14. We reissue comment 22 from our letter dated March 29, 2007. Briefly disclose the steps the company has taken to determine whether its officers and directors will be able to pay the claims of target businesses or claims of vendors or other entities that are owed money.

      RESPONSE: Pursuant to the SEC's comment, we have added additional disclosure on pages 20, 21 and 56 of the Registration Statement to state that the Company has obtained representations from Messrs. Lerner, Daras, Baris, Lichten and Hammer stating that they believe they are of substantial means to fund any shortfall in the Company's trust account to satisfy foreseeable indemnification obligations. The Company, however, cannot assure its public stockholders that these officers and directors will be able to satisfy those obligations.

Risk Factors, page 17

15. We note your response to comment 25 from our letter dated March 29, 2007 that the company has deleted the right of the board to lower the redemption threshold below

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 6

      29.99%. Provide clear disclosure throughout the prospectus that this threshold will not be lowered for the particular transaction.

      RESPONSE: Pursuant to the SEC's comment, we have added the requested disclosure on pages 12, 44 and 54.

16. We note your response to comment 26 from our letter dated March 29, 2007; however, we did not see the revision responsive to the comment. Please revise or explain.

      RESPONSE: Pursuant to the SEC's comment, we have clarified the disclosure on pages 19 and 55 to affirmatively state that creditor's claims against the trust account will have priority over shareholders' claims.

17. We note the disclosure on page 19 that you are obligated to obtain waivers; however, this appears inconsistent with the disclosure that you may still enter into an agreement with any party that does not agree to the waiver, after making an analysis. Please reconcile the disclosure.

      RESPONSE: Pursuant to the SEC's comment, we have clarified the disclosure on pages 19 and 20 to state that the Company is obligated to obtain waivers from significant vendors, service providers and prospective target businesses. The Company will not enter into an agreement with any significant vendor, service provider or prospective target business that does not agree to the waiver.

18. We reissue comment 30 from our letter dated March 29, 2007. Revise risk factor seven to specifically name the officers and directors that have agreed to indemnify the trust. Provide clear disclosure of the material terms of this agreement. Clarify whether there are any limitations on this indemnification. For example, clarify whether there are claims that would not be covered by this indemnification.

      RESPONSE: Pursuant to the SEC's comment, we have clarified the seventh risk factor to state that Messrs. Lerner, Daras, Baris, Lichten and Hammer have agreed to indemnify the Company. In addition, we have added additional disclosure in the seventh risk factor to state that these indemnifying officers and directors have agreed to indemnify the Company for any and all claims to the extent necessary to ensure that the proceeds in the trust account are not reduced by claims of vendors, service providers and prospective target businesses.

19. We note that the officers and directors, excluding Mr. Galasso, have agreed to indemnify the company "jointly and severally on a pro rata basis according to their beneficial interest in the company immediately before the IPO. We note that the pro rata basis will not account for 100% of the amount of indemnification. Specify the percent ownership for each individual that has agreed to indemnify the company. Also, since these individuals are jointly and severally liable, clarify how the remaining amount will be allocated between these individuals.

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 7

      RESPONSE: Pursuant to the SEC's comment, we have clarified the disclosure on pages 14 and 55 to state that the indemnification will be pro rata according to the comparative beneficial interests of the Company's indemnifying officers and directors. As a result, the pro rata basis will account for 100% of the amount of the indemnification.

20. We note the form agreement filed as exhibit 10.1. It appears that the same form will be used for all officers and directors. This appears inconsistent with the disclosure in the prospectus that Mr. Galasso has not agreed to indemnify the company. Please reconcile.

      RESPONSE: Pursuant to the SEC's comment, we have added an Exhibit 10.2 to the Registration Statement which is a form of insider's letter to be signed by Mr. Gallaso.

21. We reissue comment 28 from our letter dated March 29, 2007. Provide the basis for your belief that "the likelihood of these directors and executive officers having to indemnify our trust account is minimal" or remove. The current disclosure that "we have reserved for these claims from funds held outside of the trust" does not appear to provide enough analysis. The company has initially set aside some funds, but there is no guarantee that this amount will be sufficient to pay these costs. The actual amounts owed will only be determined al the end of the 24 months if the company is not able to complete a business combination, and therefore the actual potential claims do not appear to be readily ascertainable. Also, the company plans to seek waivers but does not appear required to do so. We may have further comment.

      RESPONSE: Pursuant to the SEC's comment, we have removed this material from page 19.

22. We reissue comment 29 from our letter dated March 29, 2007. Clearly state whether management intends to remain associated with the business following a business combination. Specifically name those individuals that may remain with the company. Clearly disclose throughout the prospectus the potential conflicts of interest. We note that these individuals will likely obtain compensation for their continued association with the company following a business combination and that it is likely that such compensation will be negotiated at the time the merger agreement is entered into. Discuss the resultant conflicts of interest and the impact this may have upon which business opportunity to pursue.

      RESPONSE: As mentioned in our response to comment 29 of the SEC's letter dated March 29, 2007, the officers and directors of the Company do not know whether they intend to remain associated with the business following a business combination. Whether current management will remain with the Company following the business combination will depend on a variety of factors, including the experience and skill set of the target business' management and the industry and location of the business post-business combination. In addition to the disclosure currently on page 67, an additional risk factor has been added on page 20 reflecting this risk. We have also modified the disclosure in the last risk factors or pages 19 and 23.

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 8

23. We note your response to comment 31 from our letter dated March 29, 2007 that private placement warrant holders will not be able to exercise their warrants at times the purchasers in the initial public offering cannot. We are unable to locate this disclosure throughout the prospectus. Also, we are unable to locate this provision in exhibit 10.6. The existing shareholders are purchasing the warrants in a private placement and therefore the exercise of these warrants would also occur privately. Since the warrants being issued as part of the IPO units are being registered as part of this offering, the exercise of the IPO warrants would require an effective registration statement. Therefore, it continues to appear that the existing shareholders who purchased warrants in the private placement may be able to exercise their warrants at a time when the purchasers in the IPO may not. This would appear consistent with the disclosure on pages 75 and 76. Please add a risk factor or advise. We may have further comment.

      RESPONSE: Pursuant to the SEC's comment, we have added a risk factor on page 22 which states that existing shareholders who purchased warrants in the private placement may be able to exercise their warrants at a time when the purchasers in the IPO may not. As a result, the disclosure is consistent throughout the Registration Statement.

24. We note the revision to the first risk factor on page 21, that you view your obligations as obligations to shareholders and will not seek to change them, but have added the provision that you may change them with a 95% approval of shareholders. This disclosure appears inconsistent with the disclosure throughout the prospectus that you view this as an obligation of the company to shareholders and will not seek to change the provision. Please reconcile.

      RESPONSE: Pursuant to the SEC's comment, we have reconciled the disclosure by clarifying the disclosure on page 21.

25. We note the response to prior comment 33 from our letter dated March 29, 2007 that the company may consider as a target business a company affiliated with officers, directors or existing shareholders. Add a separate risk factor discussing the risks, including conflicts of interest. Revise to provide clear disclosure throughout the prospectus. Discuss any particular requirements regarding affiliated transaction. The risk factor should specifically name all companies that are affiliated with officers, directors or existing shareholders. If you are specifically limited to the financial services industry, then the disclosure may be limited to the affiliated companies in this industry. We may have further comment.

      RESPONSE: Pursuant to the SEC's comment, we have added an additional risk factor on page 27. Although the Company may consider as a target business a company affiliated with officers, directors or existing shareholders, the Company's officers, directors and existing shareholders are not currently aware of any opportunities.

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 9

26. We note the provision in the agreement with officers and directors filed as exhibit 10.1 that "The undersigned acknowledges and agrees that the Company will not consummate any Business Combination which involves a company which is affiliated with any of the Founders, directors and/or officers of the Company or with any Company that the undersigned has had any discussions, formal or otherwise, with respect to a Business Combination with another company, prior to the consummation of the IPO, unless the Company obtains an opinion from an independent investment banking firm which is a member of the National Association of Securities Dealers, Inc. that the Business Combination is fair to the Company's shareholders from a financial perspective." (emphasis added) Please explain the reasons for these references to discussions prior to the consummation of the IPO. This provision is inconsistent with the representations made by the company in the prospectus. Advise or revise. We may have further comment.

      RESPONSE: Pursuant to the SEC's comment we have revised Exhibit 10.1 accordingly and removed the following language: "or with any Company that the undersigned has had any discussions, formal or otherwise, with respect to a Business Combination with another company, prior to the consummation of the IPO".

27. We note that you may consider as a target business a company that Inter-Atlantic Group either currently has, or in the past had, an interest. Add a separate risk factor addressing the risks associated with this, including a discussion of potential conflicts of interest. The risk factor should clearly name all companies in which Inter-Atlantic Group has or had an interest. This may also be limited to the financial services industry, if the company is specifically limited to this industry. We may have further comment.

      RESPONSE: As discussed in our response to SEC comment number 8, the Company will not consider any companies in which Inter-Atlantic Group previously had or currently has a financial interest in. As a result, the Company does not feel it is necessary to add an additional risk factor.

Proposed Business, page 45

28. In light of your supplemental response to comment 36 from our letter dated March 29, 2007, that you may enter into a business combination with a company in which Inter-Atlantic Group has or had an interest, please explain how you are able to make the representations included in the prospectus that you have not taken, directly or indirectly, any steps in furtherance of your business plan. Clarify how the knowledge of Inter-Atlantic Group prior to the IPO may be utilized after the completion of the IPO. We may have further comment.

      RESPONSE: As discussed in our responses to comment number 8 and comment number 27, the Company will not target any companies in which Inter-Atlantic previously had or currently has a financial interest in. As a result, the Company does not believe any further clarification is necessary.

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 10

29. We reissue comment 38 from our letter dated March 29, 2007. Clarify in the prospectus whether any of your existing shareholders, officers, or directors have had any discussions or communications regarding your company with any potential source(s).

      RESPONSE: Pursuant to the SEC's comment, we have clarified the disclosure on page 51 to state that the Company's existing shareholders, officers, and directors have not had any discussions or communications with any potential sources.

30. We partially reissue comment 40 from our letter dated March 29, 2007. Add clear disclosure in this section as to whether the underwriters or Scura, Rise & Partners have taken any steps, directly or indirectly, in the search for a target business and whether they have had any contact or communication with potential sources or potential target businesses. We may have further comment.

      RESPONSE: Pursuant to the SEC's comment, we have added clear disclosure on page 51 to state that neither Scura, Rise & Partners or the underwriters have not taken any steps, directly or indirectly, in the search for a target business, nor have they had any contact or communication with potential sources or potential target businesses.

31. The disclosure on pages 55 and 56 refer to indemnification to "vendors" and "any prospective target business." As requested previously in comment 41 from our letter dated March 29, 2007, clarify whether this would exclude any claims. According to your supplemental response, "all claims are covered and no claims will be excluded." We are unable to locate this disclosure in the prospectus.

      RESPONSE: Pursuant to the SEC's comment, we have additional disclosure on pages 55 and 56 to state that the indemnification would cover any and all claims to the extent necessary to ensure that the proceeds of the trust account are not reduced by claims of vendors, service providers and prospective target businesses.

Management, page 62

32. We reissue comment 43 from our letter dated March 29, 2007. Please remove the more specific information regarding particular transactions of management, such as reference to "directing the $7 billion investment portfolio of Mutual of America," as this information is not relevant to this transaction and may imply that the target business, which the company represents it has not commenced a search to identify, will achieve similar results.

      RESPONSE: Pursuant to the SEC's comment, we have removed the requested information from page 64.

Exhibits

33. File validly executed agreements, as applicable, prior to requesting effectiveness of the registration statement.

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Inter-Atlantic Financial, Inc.
May 21, 2007
Page 11

      RESPONSE: Prior to the effective of the registration statement, the Company will file validly executed agreements, as applicable, of all exhibits to the Registration Statement.

34. Counsel's assumptions are too broad in so far that it appears to have assumed material facts underlying the opinion. Please represent to us that counsel has not assumed material facts underlying the opinion that are readily ascertainable.

      RESPONSE: In response to this comment, we have deleted paragraph 3 of the legal opinion which read as follows: "As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind) we have relied entirely upon the certificates of officers of the Company and have assumed, without independent inquiry, the accuracy of those certificates." In addition, in response to the comment we reference the last sentence of the second paragraph of the opinion which states: "As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company."

                                      *****

If you have any questions, please contact the undersigned at 212-335-4998.

                                                           Sincerely,

                                                           William Haddad

cc:      Mr. Andrew Lerner
         Inter-Atlantic Financial, Inc.